UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile, January 20, 2016 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) reports market update and 2016 expectations for some of its key businesses.

In the potassium nitrate market – the most important product within our specialty plant nutrition business line – we saw demand growth in 2015, and we expect this trend to continue in 2016. Our sales volumes for 2015 were similar to 2014, and we expect to report higher volumes in 2016. Prices for both potassium nitrate and the specialty plant nutrients in general were slightly lower in 2015 compared to 2014, with a more significant decrease during the fourth quarter. Average prices should be slightly lower in 2016.

In the potassium chloride market, although world demand was lower in 2015 than in 2014, we expect slight demand growth in 2016, and we hope to have more visibility in the market once annual negotiations between the bigger potassium chloride suppliers and customers in China have concluded. In our potassium chloride and potassium sulfate business line, we saw low sales volumes during the first half of 2015. We previously expected to compensate with higher sales volumes in the second half of 2015. However, due to market conditions, we will not be able to fully offset the low sales volumes from the first half, and volumes will reach around 1.2-1.3 million tons for the entire year. Our sales volumes in this business line could increase about 10% in 2016, returning to levels similar to those seen during 2014.

Potassium chloride prices fell throughout 2015, with the most significant decrease in prices seen during the fourth quarter. In the final months of 2015, we saw prices of MOP-G in Brazil of approximately US$280. We expect average prices in this business line in 2016 to be lower than average prices in 2015.

In the iodine market, we saw demand growth during 2015, and we expect to see further growth in 2016. As anticipated, our sales volumes in this business line will increase approximately 4-5% in 2015 when compared to 2014, and could increase again in 2016. Prices remain an area of concern in this market, and this has had and will continue to have a major impact on our margins in this business line. The downward trend continued throughout 2015, and we saw prices around US$26 per kilogram during the fourth quarter. We believe that some further price deterioration is likely in 2016. We currently have an effective capacity of 10,000 MT/year, with 9,000 MT coming from our most efficient plant in Nueva Victoria.

World demand growth in the lithium market should continue to be robust, exceeding 5% in 2015, and again in 2016. Delays in some lithium projects have created tightness in the market; therefore, we believe that prices could increase significantly in 2016, continuing the upward trend seen in 2015. Sales volumes for 2015 should be similar to sales volumes for 2014; we expect our sales volumes to increase in 2016.

Finally, we mentioned on the last earnings conference call that we had sold over 35,000 MT of solar salts during the first nine months of 2015, and that we expected further sales in the fourth quarter, totaling about 75,000 MT for the full year. However, these sales have been postponed from 2015 to 2016. Therefore, we expect solar salts sales volumes for 2015 of less than 40,000 MT and over 75,000 in 2016.

As a result of lower potassium chloride and iodine prices, and lower volumes in the solar salt business, the gross margin for the fourth quarter 2015 will be lower than the gross margin reported for the third quarter 2015.

Chief Executive Officer, Patricio de Solminihac, commented: "We look forward to seeing potassium chloride and potassium sulfate sales volumes increase around 10% during 2016, similar to our 2014 sales volumes. We also look forward to increased iodine sale volumes in 2015 and again in 2016." He added that, "While 2015 has proven to be a challenging year, we cannot ignore the positive changes made within the Company. We have decreased costs in a sustainable way, increased efficiencies throughout the Company and maintained a strong balance sheet within a tough commodity environment. We have a great team in place and I look forward to taking on new challenges and opportunities in 2016."

We will publish our fourth quarter 2015 results on March 1, 2016 after the market close. We will hold a conference call to discuss these results at 12:00pm Chile time (10:00am ET) on March 3, 2016.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: January 20, 2016

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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